EXHIBIT 4.3

Second Amendment to the

Amended and Restated 2006 Equity Incentive Plan

(Effective February 15, 2013)

Section 3(b)(i) shall be deleted and replaced with the following:

(i) Initial Grants. Effective 10 days from the date on which a non-employee director is first elected or appointed, whether elected by the shareholders of the Company or appointed by the Board to fill a Board vacancy, he or she shall receive an automatic grant of Restricted Stock (or RSUs if selected by the director with such delivery deferral as the director may select) and options with the number of shares, RSUs and options based upon Fair Market Value. Advisory Board members shall receive grants upon initial appointment to the Advisory Board or the Approval Date, if later. In lieu of Restricted Stock or RSUs, the person may elect to receive options for the entire grant.

	Options	Restricted Stock
Initial Grants
Initial appointment as Chairman of the Board	$75,000	$75,000
Initial election or appointment of a non-employee director	$40,000	$40,000
Initial appointment as a Director Advisor	$15,000	$10,000